FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468                                     in the United States:
alonso.quintana@ica.com.mx                                 Zemi Communications
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Lic. Paloma Grediaga                                       Daniel Wilson
(5255) 5272-9991 x3470                                     (212) 689-9560
paloma_grediaga_kuri@ica.com.mx                            d.b.m.wilson@zemi.com
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                   ICA ANNOUNCES ARBITRATION AWARD IN PANAMA
                   -----------------------------------------


Mexico City, August 12, 2004 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that an arbitration tribunal of the Panama Chamber of Commerce and Industry has awarded the Company US$ 25.2 million to be paid by Government of Panama.

In August 1996, the Government of Panama, through the Ministry of Public Works of Panama ("MOP"), awarded ICA Panama, a subsidiary of the Company, a 30-year concession for the construction, maintenance, and operation of the Corredor Sur, a 19.5 km four lane highway. The concession contract provided that ICA Panama's return on its investment would be provided, in part, by tolls and in part by the rights to develop and sell certain land (including maritime fill) to be received from the government of Panama. The book value of the Corredor Sur project as of June 30, 2004 was US$ 207.4 million.

As a result of circumstances that required additional investment in the concession and, in some cases, higher costs for the execution of the project, ICA Panama provided justification for and requested additional payments from the MOP in March 2001.

In order to resolve the issue of increased investment and costs, ICA Panama and the MOP agreed to arbitration. An arbitration tribunal of the Chamber of Commerce was formed on October 16, 2003, and ICA filed its formal arbitration demand against the Government of Panama on December 19, 2003.

The arbitration tribunal made its award on July 14, and the decision became binding as of August 5. ICA Panama was awarded the equivalent of US$ 17.1 million, plus financial costs, which totaled US$ 8.1 million as of the date of the award. In total, ICA has the right to receive a payment equivalent to US$
25.2 million.

The arbitration award does not affect the result of the valuation of long term assets that was carried out in June 2004 by an independent third party, using discounted cash flows from the business.


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According to Jose Luis Guerrero, the Company's Chief Financial Officer, "The
award by the arbitration tribunal of US$ 17.1 million, plus interest, enables ICA to recover part of its investment in constructing a useful and high quality toll road for Panama City."

The Company intends to inform investors when it receives the arbitration award.


This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.


Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2004


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance